UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

DESTINATION XL GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25065K104

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,966,369 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 7,966,369 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,966,369 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,522,354 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 7,522,354 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,522,354 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,522,354 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 7,522,354 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,522,354 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,966,369 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 7,966,369 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,966,369 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,062,431 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 8,062,431 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,062,431 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 7 OF 11 PAGES

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on October 10, 2013, Amendment No. 2 thereto, filed with the SEC on December 16, 2013, Amendment No. 3 thereto, filed with the SEC on January 31, 2014, Amendment No. 4 thereto, filed with the SEC on March 24, 2014, Amendment No. 5 thereto, filed with the SEC on April 2, 2014, and Amendment No. 6 thereto, filed with the SEC on June 13, 2017, in each case by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Destination XL Group, Inc., a Delaware corporation (“Destination XL”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

RMCP LLC, RMP, and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

Between February 5, 2018 and March 30, 2018, Destination XL issued 13,330 shares of deferred stock (“Deferred Stock”) to Mr. Mesdag in connection with his service on the board of directors of Destination XL (the “Board”). Each share of Deferred Stock is the economic equivalent of one share of common stock. The shares of Deferred Stock become payable in Common Stock within 30 calendar days after the date Mr. Mesdag ceases to be a director on the Board.

Between April 3, 2018 and April 6, 2018, RMCP LLC purchased an aggregate of 118,900 shares of Common Stock on the open market for an aggregate purchase price (excluding trading commissions and related administrative costs) of $205,116. The source of the funds used by RMCP LLC to purchase such shares was working capital of RMCP LLC.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMP beneficially owns, in the aggregate, 7,522,354 shares of Common Stock, which represent approximately 15.4% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 7,522,354 shares of Common Stock.

Because RMCP GP may be deemed to control RMP, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 7,522,354 shares of Common Stock, representing approximately 15.4% of the outstanding Common Stock.

(1)	All calculations of percentage ownership in this Schedule 13D are based on 48,759,404 shares of Common Stock outstanding as of March 16, 2018 as reported in the Form 10-K which was filed by Destination XL Group, Inc. with the Securities and Exchange Commission on March 23, 2018; provided that, in the case of Mr. Mesdag, such percentage ownership also includes shares of Common Stock receivable upon exercise of the Director Options and shares of Common Stock receivable upon settlement of the Deferred Stock.

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 8 OF 11 PAGES

RMCP LLC beneficially owns directly 444,015 shares of Common Stock, which represent approximately 0.9% of the outstanding Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 444,015 shares of Common Stock. In addition, because RMCP LLC may be deemed to control RMCP GP and RMP, RMCP LLC may be deemed to beneficially own, and to have the power to vote or direct the vote of, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP GP and RMP. As a result, RMCP LLC may be deemed to beneficially own, in the aggregate, 7,966,369 shares of Common Stock, representing approximately 16.3% of the outstanding Common Stock.

Because each of RMCM and Mr. Mesdag may be deemed to control RMP, RMCP GP and RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote of, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP, RMCP GP and RMCP LLC. Therefore, each of Mr. Mesdag and RMCM may be deemed to beneficially own, in the aggregate, 7,966,369 shares of Common Stock, which represent approximately 16.3% of the outstanding Common Stock.

In addition to any shares of Common Stock beneficially owned directly by RMP and RMCP LLC, Mr. Mesdag may be deemed to own the 15,000 shares of Common Stock receivable upon exercise of the Director Options, all of which are currently exercisable, as well as the 81,062 shares of Common Stock receivable upon settlement of the Deferred Stock as a result of a separation of service from the Board. As a result, Mr. Mesdag may be deemed to beneficially own, in the aggregate, 8,062,431 shares of Common Stock, which represent approximately 16.5% of the outstanding Common Stock.

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported as beneficially owned by RMP or RMCP LLC in this Schedule 13D, and RMCM disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	During the past sixty days, (i) Destination XL issued to Mr. Mesdag, in the aggregate, 13,330 shares of Deferred Stock in connection with his service on the Board, as described in Item 3 above, and (ii) RMCP LLC effected the following transactions in Common Stock on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
10,000	$1.687	4/3/2018
28,300	$1.734	4/4/2018
30,600	$1.741	4/5/2018
50,000	$1.718	4/6/2018

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 9 OF 11 PAGES

Item 6 of this Schedule 13D is hereby amended to include the following information:

RMCP LLC and DXLG entered into a letter agreement (the “Letter Agreement”) on April 4, 2018, pursuant to which, in accordance with paragraph 5 of the Confidentiality and Standstill Agreement, DXLG authorized Red Mountain and its Affiliates (as defined in the Letter Agreement) to increase their aggregate Percentage Stock Ownership (as defined in the Letter Agreement) interest in DXLG to up to 17.12% of the outstanding Common Stock. Red Mountain and its Affiliates are permitted to increase this 17.12% up to 20% but only to the extent that such increase is achieved through (a) compensation paid in Corporation Securities (as defined in the Letter Agreement) to Mr. Mesdag pursuant to the DXLG non-employee director compensation plans or (b) a reduction in the number of issued and outstanding shares of common stock of DXLG.

The foregoing description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 3 to this Schedule 13D and is hereby incorporated herein by reference.

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 10 OF 11 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 25, 2013, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2013).

2	Confidentiality and Standstill Agreement, dated as of January 29, 2014, by and between Destination XL and RMCP LLC (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on January 31, 2014).

3	Letter Agreement, dated as of April 4, 2018, by and between Destination XL and RMCP LLC (filed herewith).

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 11 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By: Willem Mesdag Title: Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By: Willem Mesdag Title: Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By: Willem Mesdag Title: President

WILLEM MESDAG

/s/ Willem Mesdag

Exhibit 3

Destination XL Group, Inc.

555 Turnpike Street

Canton, MA 02021

April 4, 2018

Red Mountain Capital Partners LLC

10100 Santa Monica Boulevard, Suite 925

Los Angeles, CA 90067

Re:	Destination XL Group, Inc. (the “Company”)

Reference is made to:

1.    the Restated Certificate of Incorporation, as amended (the “Charter”), of the Company; and

2.    that certain letter dated March 11, 2013 from the Company to, and countersigned by, Red Mountain Capital Partners LLC (“Red Mountain”) regarding the ownership of the Company’s stock (the “2013 Waiver Letter”);

3.     that certain letter dated January 29, 2014 from the Company to, and countersigned by, Red Mountain (the “Standstill Agreement”); and

4.    that certain letter dated December 23, 2014 from the Company to, and countersigned by, Red Mountain Capital Partners LLC (“Red Mountain”) regarding the ownership of the Company’s stock (the “2014 Waiver Letter” and together with the 2013 Waiver Letter, the “Waiver Letters”)

Unless otherwise noted, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Charter.

Subject to the restrictions contained herein and your execution and return to us via email of a copy of this letter, the Company hereby authorizes, in accordance with §4.3.2(b) of the Charter and paragraph 5 of the Standstill Agreement, Red Mountain and its Affiliates to increase their aggregate Percentage Stock Ownership interest in the Corporation up to an aggregate of 17.12% of the outstanding common stock of the Company from the 15% ownership level previously authorized by the Waiver Letters and paragraph 5 of the Standstill Agreement. All other terms of the previous Waiver Letters and the Standstill Agreement remain in effect and are not otherwise amended by this authorization. For the avoidance of doubt, as set forth in the Waiver Letters, the Percentage Stock Ownership interest in the Company held in the aggregate by Red Mountain, its Affiliates and any other person affiliated with Red Mountain may also increase from the 17.12% threshold up to 20%, but only to the extent such increase is achieved through (a) compensation paid in Corporation Securities to Willem Mesdag pursuant to the Destination XL Group, Inc. Third Amended and Restated Non-Employee Director Compensation Plan (as may be further amended) and/or (b) a reduction in the number of issued and outstanding shares of common stock of the Company. Any Transfer that is not permitted under the terms of the Waiver Letters, the Standstill Agreement and/or this letter shall be a “Prohibited Transfer” under the Charter, and the Corporation Securities that are the subject of any such Prohibited Transfer shall be “Excess Securities” under the Charter.

1

The foregoing authorizations to acquire beneficial ownership of additional Corporation Securities are referred to herein, collectively, as the “Authorizations.”

In order to fulfill the purpose of the Charter, these Authorizations may be revoked at any time in the sole discretion of the Board of Directors (or a committee thereof that has been appointed by the Board of Directors) of the Company. Such revocation shall be in writing and sent by email, fax or letter to Red Mountain and shall be effective immediately.

Kindly execute and return to us via email a copy of this letter at which time it shall serve as a binding and enforceable agreement between us in accordance with its terms. By signing this letter, you agree that this letter and its terms shall remain confidential, except to the extent disclosure thereof is required by law, regulation or judicial process.

Thank you for your interest in the Corporation.

Very truly yours,

DESTINATION XL GROUP, INC.

By:	/s/ David A. Levin
Name:	David A. Levin
Title:	President, CEO

ACKNOWLEDGED AND AGREED:

RED MOUNTAIN CAPITAL PARTNERS LLC

By:	/s/ T. Willem Mesdag
Name:	T. Willem Mesdag
Title:	Managing Partner

2